EXHIBIT 99.1

EXECUTIVE COMPENSATION OF

DUQUESNE LIGHT COMPANY EXECUTIVE

OFFICERS FOR 2003 AND SECURITY OWNERSHIP

OF DUQUESNE LIGHT COMPANY DIRECTORS

AND EXECUTIVE OFFICERS AS OF DECEMBER 31, 2003

Compensation

The following Summary Compensation Table sets forth certain information as to cash and noncash compensation earned and either paid to, or accrued for the benefit of, the two persons acting as President and the four other named executive officers of Duquesne Light Company (Duquesne Light) for service during the years indicated. Mr. Roque retired as President effective July 31, 2003, at which time Mr. O’Brien became President and Chief Executive Officer.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compen- sation ($)(2)	Restricted Stock Award(s) ($)(3)	Securities Underlying Performance Options/SARs (#)(4)	LTIP Payouts ($)	All Other Compen- sation ($)(5)
Morgan K. O’Brien President & CEO (since 8/1/03)	2003	450,000	438,750	—	1,298,409	—	—	8,654
J. G. Belechak	2003	227,500	151,200	—	412,050	—	—	5,345
Sr. VP & Chief	2002	174,250	110,250	—	—	24,000	—	5,181
Operations Officer	2001	129,000	76,950	—	—	21,000	—	5,098
M. L. Hogel	2003	222,125	147,660	—	386,925	—	—	8,740
Sr. VP & Chief Legal	2002	173,833	107,625	—	—	24,000	—	8,428
and Admin. Officer	2001	136,500	76,950	—	—	21,000	—	8,000
S. R. Schott	2003	184,167	122,400	—	336,675	—	—	4,872
Sr. VP & Chief	2002	151,667	76,500	—	—	15,000	—	7,395
Financial Officer	2001	115,008	67,500	—	—	13,000	—	4,041
J. E. Wilson	2003	173,333	115,200	—	276,375	—	—	3,333
Sr. VP and Chief	2002	150,833	79,800	—	—	15,000	—	2,901
Strategic Officer	2001	125,000	11,250	—	—	24,940	—	2,375
V. A. Roque	2003	175,000	—	—	—	—	—	3,323,570
President	2002	268,833	171,000	—	—	89,500	—	4,163
(through 7/31/03)	2001	254,000	23,275	67,018	—	121,287	—	3,989

(1)	The amount of any bonus compensation is determined annually based upon the prior year’s performance and either paid or deferred (via an eligible participant’s prior election) in the following year. The amounts shown are the awards earned in that year but established and paid or deferred in the subsequent years.

(2)	Perquisites or personal benefits are not reported if, in the aggregate, they do not exceed the lesser of $50,000 or 10% of the named executive officer’s salary and bonus for the covered year. Includes compensatory tax payments connected to the funding of non-qualified pension benefit accruals in 2001 for Mr. Roque of $48,559.

(3)	Represents the market value of restricted stock awards made November 10, 2003, based on the closing stock price of $16.75 on that date. The restricted stock awards will vest in one-third increments on December 31, 2004, 2005 and 2006. As of December 31, 2003, and based on the then-closing stock price of $18.34, the number and value of the officers’ aggregate restricted stock holdings was: Mr. O’Brien 77,517 restricted shares valued at $1,421,661; Mr. Belechak 24,600 restricted shares valued at $451,164; Ms. Hogel 23,100 restricted shares valued at $423,654; Mr. Schott 20,100 restricted shares valued at $368,634; and Mr. Wilson 16,500 restricted shares valued at $302,610. Dividends accumulate on the restricted shares at the same rate as paid to all stockholders; accumulated dividends are paid upon the vesting of the shares.

(4)	Includes total number of stock options granted during the fiscal year, with or without tandem SARs and stock-for-stock (reload) options on option exercises, as applicable, whether vested or not. Once granted, the stock options can be exercised only if they become awarded and vested.

(5)	Includes matching contributions under the 401(k) Retirement Savings Plan for Management Employees in 2003 for Mr. Belechak: $5,345; Ms. Hogel: $4,441; Mr. Schott: $4,872; and Mr. Roque: $2,840. Includes accrued, unused vacation sold in 2003 by Mr. O’Brien: $8,654; Ms. Hogel: $4,299; Mr. Wilson: $3,333; and Mr. Roque: $16,154. Includes payments to be made to Mr. Roque over the next three years in connection with the termination of his employment: salary continuance of $300,000 per year, bonus continuance of $120,000 per year, pro-rated bonus for 2003 of $70,000, separation payments of $300,000 per year and $1,090,730 payment in lieu of future pension obligations.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/ SARs Exercised (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable/ Unexercisable (#)(1)	Value of Unexercised In-the-Money Options/SARs at Year-End Exercisable/ Unexercisable ($)
M. K. O’Brien	—	—	148,771/205,500	$85,680/$531,230
J. G. Belechak	—	—	10,500/34,500	$15,120/$94,920
M. L. Hogel	—	—	10,500/34,500	$15,120/$94,920
S. R. Schott	—	—	6,500/21,500	$9,360/$59,235
J. E. Wilson	—	—	24,869/25,500	$9,360/$59,235
V. A. Roque	—	—	191,362/—	$57,240/—

(1)	The numbers set forth include options/SARs previously granted but not yet earned. The number to be earned will be based on individual and corporate performance and may be earned over future periods from one to three years as established with each option grant.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts under Non-Stock Price-Based Plan(1)
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Shares, Units Or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold (#)	Target (#)	Maximum (#)
M. K. O’Brien	145,600	12/31/06	72,800	145,600	145,600
J. G. Belechak	49,200	12/31/06	24,600	49,200	49,200
M. L. Hogel	46,200	12/31/06	23,100	46,200	46,200
S.R. Schott	40,400	12/31/06	20,200	40,400	40,400
J.E. Wilson	33,000	12/31/06	16,500	33,000	33,000
V.A. Roque	—	—	—	—	—

(1)	Amounts represent the potential issuance of Common Stock through the performance-based deferred stock unit awards made in 2003 to the named executive officers depending on the level of achievement (i.e., threshold, target or maximum) of the performance goals for the three-year award period. Participants will not receive any shares of Common Stock under the program if we do not achieve the threshold level of performance objectives during the award period.

Retirement Plan

We maintain tax-qualified and non-qualified defined benefit pension plans and arrangements that cover the named executive officers, among others. The following table illustrates the estimated annual straight-life annuity benefits payable at the normal retirement age of 65 to management employees in the specified earnings classifications and years of service shown:

PENSION PLAN TABLE

Highest Consecutive Five-Year Average Compensation	Years of Service
	5	10	15	20	25	30	35
$100,000	$8,000	$15,000	$23,000	$30,000	$38,000	$45,000	$52,000
$200,000	$17,000	$33,000	$50,000	$66,000	$83,000	$95,000	$105,000
$300,000	$26,000	$51,000	$77,000	$102,000	$128,000	$147,000	$162,000
$400,000	$35,000	$69,000	$104,000	$138,000	$173,000	$198,000	$218,000
$500,000	$44,000	$87,000	$131,000	$174,000	$218,000	$250,000	$275,000

Compensation used for pension formula purposes includes salary and bonus reported in columns (c) and (d) of the Summary Compensation Table and stock option compensation prior to March 1, 1994. An employee who has at least five years of service has a vested interest in the retirement plan. Benefits are received by an employee upon retirement, which may be as early as age 55. Benefits are reduced by reason of retirement if commenced prior to age 60 or upon election of certain options under which benefits are payable to survivors upon the death of the employee. Pension amounts set forth in the above table reflect the integration with social security of the tax-qualified retirement plans. Retirement benefits are also subject to offset by other retirement plans under certain conditions.

The current covered compensation and current years of credited service for the named executive officers are as follows: Mr. O’Brien ($450,451 and 24.5); Mr. Belechak ($192,715 and 21.9); Ms. Hogel ($214,069 and 15.8); Mr. Schott ($184,381 and 10.5); Mr. Wilson ($164,896 and 14.3); and Mr. Roque ($374,582 and 18.3).

Employment Agreements

Non-Competition and Confidentiality Agreements. We have stand-alone non-competition and confidentiality agreements with Messrs. O’Brien, Belechak, Schott, Wilson, Roque and Ms. Hogel. These agreements provide for non-disclosure of confidential information, non-competition in a specified geographic area, non-solicitation of customers and suppliers, among other provisions, for specified periods of time following termination of employment.

Employment Agreement. Mr. O’Brien has a three-year employment agreement, subject to automatic one-year extensions as of each anniversary of the effective date unless prior written notice of termination is given by Mr. O’Brien or the company. The agreement provides, among other things, that Mr. O’Brien will serve as President and Chief Executive Officer of Duquesne Light Holdings at an annual base salary of at least $450,000, subject to periodic review, and provides for his participation in executive compensation and other employee benefit plans. If Mr. O’Brien is discharged other than for cause (as defined) or resigns for good reason (as defined), then, in addition to any amounts earned but not paid as of the date of termination, he will receive the balance of his base salary and bonus for the remaining term of the agreement, payable as specified in the agreement. Upon any such termination, Mr. O’Brien will also receive a lump sum payment equal to the actuarial equivalent of the additional pension he would have accrued had his service for pension purposes continued until the expiration of the agreement and be entitled to immediate vesting (or, in the Board’s discretion, the redemption in cash) of all of his stock-based awards. The agreement also provides for reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to a change of control (as defined), under certain circumstances, or for reduction of the payments to avoid excise taxes.

Severance Agreements. We have entered into severance agreements with Messrs. O’Brien, Belechak, Schott and Wilson and Ms. Hogel. These officers will receive certain payments if, in connection with a change in control (as defined) of the company, his or her employment is terminated other than for cause, death or disability (as defined). Certain other events that constitute constructive discharge may also trigger payment. Payments will only be triggered if such officer’s employment is terminated, or he or she is constructively discharged, during a coverage period (as defined) beginningwhen a change in control occurs and ending if a transaction is abandoned or, if not, 24 months after the closing of the transactions constituting a change of control. Each officer is entitled to receive a lump sum severance payment equal to three times the sum of the officer’s then current annual base pay and the highest target bonus opportunity available during the three years preceding termination, an amount intended to compensate the officer for the loss of long-term benefits, an amount equal to the present value of benefits that would have accrued under qualified and non-qualified defined benefit retirement plans had the officer continued to participate for 36 months following termination, and certain other payments and benefits, including continuation of employee benefits for 36 months following termination. The agreements also provide for reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to a change of control, under certain circumstances, or for reduction of the payments to avoid excise taxes. The severance agreements also contain non-competition, non-solicitation and confidentiality provisions. The termination payments and benefits under the severance agreements are in lieu of, and not in addition to, termination payments and benefits under the company’s other termination plans or agreements. Once the coverage period begins, the severance agreements supersede the non-competition agreements and Mr. O’Brien’s employment agreement described above.

Mr. Roque executed an agreement and general release upon his retirement, the terms of which are described in Footnote 5 to the Summary Compensation Table above. Mr. Roque’s stand-alone non-competition and confidentiality agreement remains effect.

Beneficial Ownership of Stock

Holdings owns all of our outstanding voting stock.

The following table shows all equity securities of Holdings beneficially owned, directly or indirectly, as of March 10, 2004, by each director and by each executive officer named in the Summary Compensation Table:

	Total Shares of Common Stock (1)	Shares of Common Stock/ Nature of Ownership (2)
Morgan K. O’Brien	226,441 (3)	5,889 VP, IP

77,517 VP

Joseph G. Belechek	35,100 (3)	24,600 VP

Maureen L. Hogel	33,745 (3)	145 SVP, SIP

23,100 VP
Stevan R. Schott	26,600 (3)	20,100 VP
James E. Wilson	35,884 (3)	1,015 VP, IP
16,500 VP
Victor A. Roque	191,362 (3)	—
Directors, Nominees and Executive Officers as a Group (6 persons)	407,676 (3)

None of the individuals named in the table above owned beneficially more than one percent of the outstanding shares of Holdings Common Stock. The directors and executive officers as a group beneficially owned less than one percent of the outstanding shares of Holdings Common Stock as of March 10, 2004.

(1)	The amounts shown include shares of Common Stock which the individuals have a right to acquire within 60 days of March 10, 2004 through the exercise of stock options granted under the Long-Term Incentive Plan in the following amounts: Mr. O’Brien: 143,035; Mr. Belechak: 10,500; Ms. Hogel: 10,500; Schott: 6,500; Mr. Wilson: 18,369; Mr. Roque: 191,362; and all directors and current executive officers as a group: 229,983.

(2)	The term “Joint” means owned jointly with the person’s spouse. The initials “VP” and “IP” mean sole voting power and sole investment power, respectively, and the initials “SVP” and “SIP” mean shared voting power and shared investment power, respectively.

(3)	Includes the unvested portions of restricted stock grants to management under the 2002 Long-Term Incentive Plan (the “Incentive Plan”), as described in more detail in the Summary Compensation Table.

Messrs. Belechak, Schott, Roque and Ms. Hogel also beneficially own 1,066; 645; 101; and 824 shares, respectively, of Duquesne Light Company Preference Stock, Plan Series A as of March 10, 2004. The Preference shares are held by the Employee Stock Ownership Plan trustee for Duquesne Light Company’s 401(k) Plan on behalf of the executive officers, who have voting but not investment power. The Preference shares are redeemable for Common Stock or cash on retirement, termination of employment, death, or disability. As of March 10, 2004, there were 433,381 Preference shares outstanding. Messrs. O’Brien and Wilson do not own any Preference shares.

Our directors and executive officers do not own any Holdings Preferred Stock or Duquesne Light Preferred Stock.

Directors’ Fees and Plans

All the Directors of Duquesne Light are employees of our parent, Holdings, and do not receive fees for their services as directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Duquesne Light’s directors and executive officers, and any persons who beneficially own more than 10% of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Preferred Stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2003, all such Section 16(a) filing requirements were met.

Compensation Committee Interlocks and Insider Participation

We dissolved the Compensation Committee on January 1, 2002. Its functions are now performed by our President.

Corporate Governance

As a wholly owned subsidiary of Holdings, Duquesne Light is exempt from Rule 10A-3 of the Securities Exchange Act of 1934, as amended, regarding independent audit committees. We list only preferred and debt securities on the NYSE, so we are also exempt from the NYSE listing standards (section 303A) regarding a majority independent board and independent nominating and compensation committees. With no independent audit committee, we have determined it is unnecessary to have an “audit committee financial expert;” as a consolidated subsidiary of Holdings, all our financial, accounting and auditing issues are dealt with at the Holdings level. All employees (including our officers and directors) of Holdings’ consolidated subsidiaries are subject to the Duquesne Light Holdings Guidelines for Ethical Conduct (the long-standing code of ethics). You can access the Guidelines on the internet at www.duquesnelight.com. As our sole common stockholder, Holdings is the only person with a vote on any matters submitted to a vote of the stockholders, including election of directors. Given our wholly owned status, we have no policy or procedure regarding stockholder nomination of candidates for the board. Any stockholders wishing to communicate with the board may send communications to our principal executive offices, addressed to Morgan K. O’Brien, President and CEO, c/o Corporate Secretary, Duquesne Light Company, 411 Seventh Avenue, Pittsburgh, PA 15219. All such communications will be available for review by Mr. O’Brien.

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